SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Children’s Place, Inc.
(Name of Issuer)

Common stock, par value $0.10 per share
(Title of Class of Securities)

168905107
(CUSIP Number)

May 24, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON EVR Research LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 706,000 (including 226,000 shares of Common Stock issuable upon the exercise of options)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 706,000 (including 226,000 shares of Common Stock issuable upon the exercise of options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,000 (including 226,000 shares of Common Stock issuable upon the exercise of options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 168905107	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON EVR Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 706,000 (including 226,000 shares of Common Stock issuable upon the exercise of options)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 706,000 (including 226,000 shares of Common Stock issuable upon the exercise of options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,000 (including 226,000 shares of Common Stock issuable upon the exercise of options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 168905107	13G	Page 4 of 6 Pages

Item 1(a).	NAME OF ISSUER
The Children’s Place, Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
500 Plaza Drive, Secaucus, NJ 07094

Item 2(a).	NAME OF PERSON FILING
This report on Schedule 13G is being filed by EVR Research LP, a Delaware limited partnership (the “Firm”) and EVR Master Fund, LP, a Cayman Islands exempted limited partnership (“EVR Master”).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address for the Firm is: 411 Libbie Avenue, Suite 3, Richmond, VA 23226. The address for EVR Master is: 411 Libbie Avenue, Suite 3, Richmond, VA 23226.

Item 2(c).	CITIZENSHIP
The Firm is a Delaware limited partnership. EVR Master is a Cayman Islands exempted limited partnership.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common stock, par value $0.10 per share (the “Common Stock”)

Item 2(e).	CUSIP NUMBER
168905107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 168905107	13G	Page 5 of 6 Pages

Item 4.	OWNERSHIP

Information with respect to the Firm’s and EVR Master’s beneficial ownership of the shares of Common Stock is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm and EVR Master.

The percentages set forth herein are calculated based upon 12,395,917 shares of Common Stock outstanding as of March 22, 2023, as reported in the Issuer's Definitive Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on March 31, 2023. Benjamin Wolf Joffe is the managing member of the general partner of the Firm and exercises investment discretion with respect to the securities held by EVR Master.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 168905107	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 5, 2023

EVR RESEARCH lp

/s/ Charles Portz
Name: Charles Portz
Title: Chief Compliance Officer

EVR MASTER FUND, LP

/s/ Charles Portz
Name: Charles Portz
Title: Chief Compliance Officer